SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)/1/

                               TeleCorp PCS, Inc.
                               ------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   879300 10 1
                                   -----------
                                 (CUSIP Number)

                               Thomas H. Sullivan
                               TeleCorp PCS, Inc.
                               1010 N. Glebe Road
                                    Suite 800
                               Arlington, VA 22201
                                  (703)236-1100
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2001
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 879300 10 1                                        Page 2 of  11 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Gerald T. Vento
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(a) [_] (b) [x]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                          4,268,040
      NUMBER OF
        SHARES       -----------------------------------------------------------
     BENEFICIALLY    8    SHARED VOTING POWER
       OWNED BY           492,064
         EACH
      REPORTING      -----------------------------------------------------------
        PERSON       9    SOLE DISPOSITIVE POWER
         WITH             4,268,040

                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                          492,064

                     -----------------------------------------------------------

                                                              Page 3 of 11 Pages


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     4,760,104

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

CUSIP No.  879300 10 1                                        Page 4 of 11 Pages
----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Thomas H. Sullivan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)(a) [_] (b) [x]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                          2,909,965
      NUMBER OF
        SHARES      ------------------------------------------------------------
     BENEFICIALLY   8     SHARED VOTING POWER
       OWNED BY           492,064
         EACH
      REPORTING     ------------------------------------------------------------
        PERSON      9     SOLE DISPOSITIVE POWER
         WITH             2,909,965

                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                          492,064

                    ------------------------------------------------------------

                                                              Page 5 of 11 Pages


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,402,029

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------

     Gerald T. Vento and Thomas H. Sullivan hereby amend and supplement the
Schedule 13D originally filed on December 29, 2000, and amended on February 14, 2001, by supplementing Items 3, 4, 5, 6 and 7 thereof with the information provided below. This amendment is being filed to reflect the Agreement and Plan of Merger, dated as of October 7, 2001 (the "Merger Agreement"), among AT&T Wireless Services, Inc. ("AT&T Wireless"), TL Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of AT&T Wireless, and TeleCorp PCS, Inc. ("TeleCorp") and the Voting Agreements (as defined below).


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     The purchases described in Item 5(c) were funded out of cash on hand.


ITEM 4.  PURPOSE OF TRANSACTION.

     On October 7, 2001, AT&T Wireless, Merger Sub and TeleCorp entered into the Merger Agreement pursuant to which Merger Sub would be merged into TeleCorp (the "Merger"), with TeleCorp surviving and becoming a wholly owned subsidiary of AT&T Wireless. If completed, all of the outstanding shares of TeleCorp Common Stock and preferred stock of TeleCorp ("TeleCorp Preferred Stock" and, together with the TeleCorp Common Stock, the "Telecorp Capital Stock"), other than shares held by AT&T Wireless, which will be cancelled, will be converted into the right to receive shares of AT&T Wireless Common Stock or AT&T Wireless Preferred Stock pursuant to the Merger Agreement. The completion of the merger is subject to regulatory approvals and other customary conditions, including the approval of the holders of 50% or more of the outstanding voting power of the TeleCorp Capital Stock.

     In addition, on October 7, 2001, in connection with the Merger Agreement, TeleCorp and AT&T Wireless PCS, LLC (a wholly-owned subsidiary of AT&T Wireless, "AT&T Wireless PCS") entered into separate voting agreements (the "Voting Agreements") with Thomas H. Sullivan, Gerald T. Vento, CB Capital Investors, L.P., HCP Capital Fund, L.P. and Hoak Communications Partners, L.P. and CTIHC, Inc., each a TeleCorp stockholder. Together the foregoing stockholders own in the aggregate more than 50% of the outstanding voting power of the TeleCorp Capital Stock. Pursuant to the Voting Agreements such stockholders have agreed
(1) to vote their shares of TeleCorp Capital Stock in favor of the Merger, the Merger Agreement and related agreements (to the extent TeleCorp is a party thereto) and against: (i) approval of any proposal made in opposition to or in competition with the transaction contemplated by the Merger Agreement, (ii) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of TeleCorp or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement, (iii) any liquidation or winding up of TeleCorp, (iv) any extraordinary dividend by TeleCorp, (v) any change in the capital structure of TeleCorp (other than pursuant to the Merger Agreement) and (vi) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the transactions contemplated by the Merger Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of TeleCorp under the Merger Agreement which would materially and adversely affect TeleCorp or AT&T Wireless or the respective stockholders' ability to consummate the Merger and (2) not to transfer their shares of TeleCorp Capital Stock prior to the consummation of the Merger with specified exceptions available for certain stockholders.

     Also on October 7, 2001, TeleCorp, AT&T Wireless PCS and certain other stockholders of TeleCorp entered into Amendment No. 1 to the Stockholders Agreement (the "Stockholders Agreement Amendment") pursuant to which the Stockholders Agreement dated as of November 13, 2000 was amended to permit the parties to the Voting Agreements to enter into the Voting Agreements.

     The foregoing descriptions of the Merger, the Merger Agreement, the Voting Agreements and the Stockholders Agreement Amendment are qualified in their entirety by reference to the text of the Merger Agreement, the Voting Agreements, and the Stockholders Agreement Amendment which are attached as Exhibits 2.2, 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15 hereto.

     The Merger Agreement and the transactions contemplated thereby, including consummation of the Merger, could result in some or all of the events referred to in items (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters referred to in items (a) through (j) of Item 4 of
Schedule 13D occurring.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     (a)-(b) The response of each Reporting Person to Items 7 through 13 on each of their respective cover pages which relate to the beneficial ownership of the Class A Common Stock of TeleCorp is incorporated herein by reference. All responses are given as of September 25, 2001. The responses are based on an outstanding number of shares of Class A Common Stock of 179,820,248, the outstanding number of shares of Class A Common Stock of TeleCorp as of August 8, 2001.

     (c) On September 21, 2001, Gerald T. Vento acquired 6,000 shares of Class A Common Stock of TeleCorp at the price of $11.85 per share in a brokers' transaction. Mr. Vento also acquired 2,500 shares of Class A Common Stock of TeleCorp at the price of $11.40 per share in a brokers' transaction. On April 27, 2001, Mr. Vento married and became the indirect beneficial holder of 1,950 shares of Class A Common Stock held by his spouse.

     On September 19, 2001, Thomas H. Sullivan acquired 4,000 shares of Class A Common Stock of TeleCorp at the price of $11.75 per share in a brokers' transaction. Mr. Sullivan's spouse also acquired 3,800 shares of Class A Common Stock of TeleCorp at the price of $11.75 per share in a brokers' transaction.

     The Reporting Persons are parties to the Stockholders Agreement Amendment, the description of which is herein incorporated by reference to Item 4.

     Additional information regarding the beneficial ownership of each Reporting Person is listed below.

Gerald T. Vento, Chief Executive Officer of TeleCorp

          The shares beneficially held by Mr. Vento consist of 492,064 shares of Class A Common Stock held by TeleCorp Investment Corp. II, L.L.C., 4,266,090 shares of Class A Common Stock held by Mr. Vento and 1,950 shares of Class A Common Stock held by Mr. Vento's spouse. Mr. Vento serves as a manager and is a member of TeleCorp Investment Corp. II, L.L.C. Mr. Vento disclaims beneficial ownership of all of the shares of TeleCorp stock held by TeleCorp Investment Corp. II, L.L.C. Mr. Vento's business address is c/o TeleCorp PCS, Inc., 1010 N. Glebe Road, Arlington, VA 22201.

Thomas H. Sullivan, Executive Vice President and Chief Financial Officer of TeleCorp

          The shares beneficially held by Mr. Sullivan consist of 492,064 shares of Class A Common Stock held by TeleCorp Investment Corp. II, L.L.C., 2,903,965 shares of Class A Common Stock held by Mr. Sullivan, and 6,000 shares of Class A Common Stock held by Mr. Sullivan's spouse. Mr. Sullivan serves as a manager and is the manager of a member of TeleCorp Investment Corp. II, L.L.C. and disclaims beneficial ownership of all of the shares of TeleCorp stock held by TeleCorp Investment Corp II, L.L.C. and his spouse. Mr. Sullivan's business address is c/o TeleCorp PCS, Inc., 1010 N. Glebe Road, Arlington, VA 22201.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------------------------------

     See Item 4 above with respect to the Voting Agreements, the description of which is herein incorporated by reference to Item 4.

     See Item 4 above with respect to the Stockholders Agreement Amendment, the description of which is herein incorporated by reference to Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Exhibit        Document
-------        --------

2.2 Agreement and Plan of Merger, dated as of October 7, 2001, among TeleCorp PCS Inc., AT&T Wireless Services, Inc. and TL Acquisition Corp (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.10 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Thomas H. Sullivan (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.11 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Gerald T. Vento (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.12 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CTIHC, Inc. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.13 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CB Capital Investors, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.14 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, HCB Capital Fund, L.P. and Hoak Communications Partners, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.15 Amendment No. 1 to the Stockholders' Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, Thomas H. Sullivan, Gerald T. Vento and each of the other stockholders party thereto.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     October 12, 2001
                                     ----------------
                                     (Date)


                                     /s/ Thomas H. Sullivan
                                     ------------------------------------
                                     (Signature)

                                     Thomas H. Sullivan,
                                     Executive Vice President-
                                     Chief Financial Officer
                                     ------------------------------------
                                     (Name/Title)


                                     October 12, 2001
                                     ----------------
                                     (Date)


                                     /s/ Gerald T. Vento
                                     ------------------------------------
                                     (Signature)

                                     Gerald T. Vento
                                     Chief Executive Officer
                                     ------------------------------------
                                     (Name/Title)

                                  EXHIBIT INDEX
                                  -------------

Exhibit        Document
-------        --------

2.2 Agreement and Plan of Merger, dated as of October 7, 2001, among TeleCorp PCS Inc., AT&T Wireless Services, Inc. and TL Acquisition Corp (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.10 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Thomas H. Sullivan (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.11 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and Gerald T. Vento (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.12 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CTIHC, Inc. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.13 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC and CB Capital Investors, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.14 TeleCorp PCS, Inc. Voting Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, HCB Capital Fund, L.P. and Hoak Communications Partners, L.P. (incorporated by reference to TeleCorp PCS, Inc. Form 8-K (File No. 000-31941), filed with the SEC on October 10, 2001).

10.15 Amendment No. 1 to the Stockholders' Agreement, dated as of October 7, 2001, among TeleCorp PCS, Inc., AT&T Wireless PCS, LLC, Thomas H. Sullivan, Gerald T. Vento and each of the other stockholders party thereto.